Consent of PricewaterhouseCoopers LLP

We hereby consent to (i) the inclusion in EnCana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2006; and (ii) the incorporation by reference in registration statements on Form F-9 (File Nos. 333-133648, 333-133648-01 and 333-137182); and (iii) the incorporation by reference in registration statements on Form S-8 (File Nos. 333-124218, 333-13956 and 333-85598), of our audit report dated February 22, 2007, relating to the Consolidated Financial Statements for each of the years in the three year period ended December 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of EnCana Corporation as of December 31, 2006.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, AB
February 23, 2007